NEUROGESX, INC.

981 INDUSTRIAL ROAD, SUITE F

SAN CARLOS, CA 94070

April 27, 2007

Via EDGAR Transmission and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Attn: John L. Krug

Re:	NeurogesX, Inc.

File No. 333-140501

Dear Mr. Krug:

On behalf of NeurogesX, Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on May 1, 2007 at 2:30 p.m. E.D.T. or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes David Saul or Gavin McCraley of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such request on our behalf.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to David Saul at (650) 320-4872.

Sincerely,

/s/ Anthony DiTonno

Anthony DiTonno

President and Chief Executive Officer

cc:	Jeffrey Riedler, U.S. Securities and Exchange Commission

David Saul, Wilson Sonsini Goodrich & Rosati, P.C.

[Morgan Stanley Letterhead]

April 27, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549-4561

Attn: Jeffrey Riedler

Re:	NEUROGESX, INC. Registration Statement on Form S-1 (File No. 333-140501)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”) the undersigned, as representative of the several Underwriters, hereby joins in the request of NeurogesX, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 2:30 p.m., Eastern Time, on May 1, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 17, 2007, through the date hereof:

Preliminary Prospectus dated April 17, 2007:

6,072 copies to prospective underwriters, institutional investors, dealers and others.

We further advise you that we anticipate National Association of Securities Dealers, Inc. review to be complete by no later than April 30, 2007. The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED As Representative of the several Underwriters

By:	MORGAN STANLEY & CO. INCORPORATED.

By:	/s/ Charles Newton
Authorized Signatory